

October 7, 2021

Phong Le
President & Chief Financial Officer
Microstrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

> **Re: Microstrategy Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 12, 2021**
> **Form 10-Q for the Quarter Ended June 30, 2021**
> **Filed July 29, 2021**
> **File No. 000-24435**

Dear Mr. Le:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 1. Business
Bitcoin Acquisition Strategy, page 10

1. To provide greater transparency in future filings for your bitcoin acquisition strategy line of business, please include a tabular presentation in MD&A with the following entries (as of the end of the period covered by the periodic report): number of bitcoins held, number of bitcoins purchased during the period covered by the report, number of bitcoins sold during the period covered by the report, average purchase price per bitcoin purchased during the period, average sales price per bitcoin sold during the period, source of capital used to purchase bitcoins during the period, high and low value of bitcoin holdings during the period and value of bitcoin holdings at the end of the period.

Item 11. Executive Compensation, page 65

2. In future filings, please include a discussion of how the shares repurchased pursuant to your share repurchase program impacted performance targets used to determine executive compensation.

General

3. We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

4. We note that since altering your business model to include the purchase of bitcoin you have generally filed a Form 8-K concurrent with your purchases. However, we note that you purchased approximately $1.026 billion in bitcoin on February 24, 2021 and 13,005 bitcoin on June 21, 2021 and did not file Form 8-Ks. Please advise as to your process for determining whether a bitcoin purchase triggers the need to file a Form 8-K, including why Item 2.01 of Form 8-K has not been triggered for any of your bitcoin purchases.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Non-GAAP Financial Measures, page 27

5. Please tell us and expand your discussion to explain why you believe that adjusting for bitcoin impairment charges provides useful information to investors in light of your strategy and business purpose for purchasing and holding bitcoin. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

6. Please tell us whether you use GAAP diluted shares as reflected on your income statement to calculate non-GAAP diluted earnings per share for fiscal year 2021 periods. If so, tell us why you do not include an adjustment to your weighted average shares to include dilutive instruments outstanding considering that you had non-GAAP net income.

7.   In future filings, please disclose the source of the fair value per bitcoin used to present the market value of your bitcoin at the reporting period end.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology